Cell Wireless Corporation
1790 East River Road, Suite 142
Tucson, Arizona 85750
Phone 520-603-6979
Fax 520-577-2585

May 20, 2006

Attn: Mr. Larry Spirgel
Assistant Director
United States
Securities & Exchange Commission
Washington DC 20549

Dear Mr. Spirgel:

We have received your letter dated May 5, 2006 concerning Form 10KSB for December 31, 2004 and the subsequent filed Forms 10QSB for 2005 and the 8-K/A filed January 12, 2006. There are two items of comment in your letter and we will address those concerns in this letter.

1. Note A - Summary of Accounting Policies Revenue recognition, page 19

SEC stated:

We note your response to question 5 and our subsequent telephone discussion regarding your revenue recognition accounting policy for the membership fees. It is unclear to us why you believe that the revenue from the membership fee is earned at the time of enrollment. We note from your website that all members (associates) are charged a renewal fee of $20 every 365 days. Since it appears that the membership fees give an individual a license to sell your products for a specified time period, we believe that the substance of this transaction indicates that the purchaser is paying for a license that extends continuously over time; therefore revenue recognition should occur over time. Thus, you should defer the $59 initial membership and amortize it over one year period. Similarly, the $20 renewal fee should be amortized over one year period. We noted that you have over 156,000 members thus, we believe these fee amounts are material. Please revise.

Answer:

We have discussed this issue and its effect on the 2004 financial statements with you on the phone and with our PCAOB auditors. We state in our audited report form 8K/A that The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB104”), which superseded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB101”).

SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts.

We agree with this statement and feel it accurately reflects the revenue recognition policy of the company.

We previously responded to the policy of revenue recognition in our letter of April 13, 2006 which you acknowledge receiving describing our policy for recognition of revenue from membership fees. You state that it is unclear to you why we believe that the revenue from membership fees is earned at the time of enrollment. You also noted that all members pay for a license that extends continuously over time and therefore revenue from the $59.00 initial membership fee should be recognized over the one year period.

We have calculated the effect of this over the 2004 period for 1Cellnet PTY LTD, the predecessor company, and find that it does not affect the 2004 audited report in any way and our PCAOB auditors are in agreement. Let me illustrate;

Period Ending	Sold	Earned	Deferred	Accum Deferred
January 1, 2004	$0.00	$0.00	$0.00	$0.00
March 31, 2004	2,852,414	446,364	2,406,050	2,406,050
June 30, 2004	2,174,327	1,072,630	1,101,697	3,507,747
September 30, 2004	1,090,379	1,447,501	(357,122)	3,150,625
December 31, 2004	633,483	1,633,807	(1,000,324)	2,150,301
December 31, 2004 Write off deferred revenue to earned revenue		$2,150,301	$(2,150,301)	$0.00

The effect is “no balance” at the beginning because the business was just started and “no balance” at the end because the business ceased operations and reversed all of its accruals to revenue or expense. There is no revisions necessary. At the time the business ceased operations, all deferrals are reversed

Cell Wireless began business on January 1, 2005 and did not assume any deferred revenue liability from the asset acquisition on that date. Cell Wireless bought only assets and assumed some liabilities, but not deferred revenue. The predecessor paid taxes on the full amount of earned revenue as shown above. Cell Wireless began a new year with no deferred revenue ($0.00) on January 1, 2005, its first day of operations. Cell Wireless will calculate deferred revenue in all of its reporting periods beginning January 1, 2005. The renewal fees of $20.00 will also be amortized over one year when they are renewed. No renewals occurred in the reported 2004 year.

When you have ceased sending inquiries and making changes to the financial statements, we will amend the 10QSB filings for all of 2005 and take the above numbers into account in the comparative periods of 2004 and the revised statements for 2005.

SEC Stated:

2. We also note that members earn rewards points. Tell us how you account for these reward points and the accounting literature you are relying upon.

Answer:

Reward points are financial rewards and are paid only in dollars or dollar value phone service or products at the member’s choice. No discounts or magazine awards are given. Members earn reward points, which are cash, for exceeding certain goals of production of revenue. For these earnings, a credit is made to the members cash account liability and a debit is made to our expense account for commission expense. When the member is paid for the earnings, we debit the liability and credit cash. We rely on Accounting Principals for the book keeping treatment.

I trust that these answers are adequate since they completely cover all of your questions. The answers are clear herein and in the footnotes to the audit report and the 8KA as filed.

If you have additional questions, do not hesitate to call or write.

Best Regards,

/s/ David L. Shorey, CFO
Cell Wireless Corporation